June 30, 1994





Securities and Exchange Commission
Branch of Document Control, 1-4
450 Fifth St. NW
Washington, D.C. 20549

Dear Sir or Madam:

     This letter is to inform you that the exhibit of financials for the Form 11K filed on 3-31-94 for Merchants Bancshares, Inc. 401(k) Plan are being sub-mitted to the SEC under cover of Form SE and should be received by your office today.

     If you have any questions please contact me at (802) 865-1822.

                              Sincerely,



                              Wanda F.S. Morin
                              Shareholder Relations Administrator